Mail Stop 3561

February 5, 2010

Randall Holmes
Chief Executive Officer
The Ridgewood Power Growth Fund
1314 King Street
Wilmington, Delaware 19801

> **Re:**   **The Ridgewood Power Growth Fund**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2009**
> **File No. 000-25935**

Dear Mr. Holmes:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karl M. Strait, McGuireWoods LLP
      By Facsimile